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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. 19)

                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                            Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                     Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                (214) 953-4500
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York 10004
                                (212) 558-4000

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     This Amendment No. 19 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 3.   Identity and Background.

     Item 3, paragraph (b)(1) is hereby supplemented and amended by adding the following after the sixth paragraph:

          On June 6, 1999, the Board approved an amendment to the severance agreements that provides that if the Company has entered into an agreement and the consummation of the transactions contemplated by such agreement would result in a Change in Control, the notice set forth in Paragraph 3 of the severance agreements may not be given until the earlier of the consummation of such transactions and the date such agreement is terminated. The form of amendment approved by the Board on June 6, 1999 is filed as Exhibit 30 hereto and is incorporated herein by reference.

Item 7.   Certain Negotiations and Transactions by the Subject Company.

     Item 7, paragraph (a-b) is hereby supplemented and amended by adding the following:

          The Company announced on June 7, 1999 that it is continuing in active negotiations with respect to a possible sale of the Company with the same third party with which it had previously entered into an exclusivity agreement on May 20, 1999 and, accordingly, has agreed to extend the exclusivity period on the same terms as before until 5:00 p.m. July 12, 1999. In connection with this extension, the parties have also agreed that the Company will be paid a fee of $5 million if the third party does not enter into a definitive agreement to acquire the Company at a price of not less than $13.00 per share by July 12, 1999, subject to certain exceptions. No assurances can be given that such continuing discussions and negotiations will result in a definitive agreement being entered into with respect to such a transaction and the Company does not expect to make any further announcements with respect thereto unless and until a definitive agreement is executed. The press release containing the announcement is filed as Exhibit 31 hereto and is incorporated herein by reference.
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Item 8.   Additional Information to be Furnished.

     Item 8(a) is hereby supplemented and amended by adding the following:

          On June 6, 1999, the Company amended its Rights Agreement by adoption of the Fifth Amendment to Rights Agreement, dated as of June 6, 1999 (the "Fifth Amendment"). The Fifth Amendment amends various provisions of the Rights Agreement to, among other things, revise the definition of "Stock Acquisition Date."

          The foregoing summary of the Fifth Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the Fifth Amendment as set forth in the Company's Form 8-A/A, dated June 7, 1999, as filed with the Securities and Exchange Commission.

     Item 8 is hereby further supplemented and amended by adding the following:

          The Company announced on June 7, 1999, that in light of the Company's earlier announcement on June 7, 1999, that it is continuing in exclusive negotiations with respect to a possible sale of the Company, the Company has determined that it would be in the best interests of its stockholders to keep the polls open until 11:30 a.m. (New York City time) on June 17, 1999 so that stockholders can take this information into account when voting for the proposals presented at the Company's annual meeting of stockholders. The press release containing the announcement is filed as
     Exhibit 32 hereto and is incorporated herein by reference.

Item 9.   Material to be Filed as Exhibits.

     Item 9 is hereby supplemented and amended by adding the following:

     Exhibit 30  --  Form of Amendment to severance agreements approved by the
                     Board of Directors of the Company on June 6, 1999.

     Exhibit 31  --  Text of Press Release, dated June 7, 1999.

     Exhibit 32  --  Text of Press Release, dated June 7, 1999.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         GLOBAL INDUSTRIAL TECHNOLOGIES, INC.



                         By:      /s/ Linda M. Brotkin
                            -----------------------------------
                         Name: Linda M. Brotkin
                         Title: Senior Counsel
                         and Assistant Secretary

Dated: June 7, 1999
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                                  Exhibit List


     Exhibit 30  --  Form of Amendment to severance agreements approved by the
                     Board of Directors of the Company on June 6, 1999.

     Exhibit 31  --  Text of Press Release, dated June 7, 1999.

     Exhibit 32  --  Text of Press Release, dated June 7, 1999.